July 1, 2024

Maurice Zauderer
Chief Executive Officer
Vaccinex, Inc.
1895 Mount Hope Avenue
Rochester, NY 14620

       Re: Vaccinex, Inc.
           Registration Statement on Form S-3
           Filed June 27, 2024
           File No. 333-280535
Dear Maurice Zauderer:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   William Intner, Esq.